UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 TECHDYNE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  878329-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Lawrence E. Jaffe, Counsel
                777 Terrace Avenue, Hasbrouck Heights, New Jersey
                                (201) 288-8282
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1999
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 878329-10-1

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    MEDICORE, INC.

2.  Check the appropriate box if a member of a group:  (a)  [  ]
                                                       (b)  [  ]

3.  SEC use only

4.  Source of funds:

    00

5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:

    FLORIDA

7.  Sole voting power:

8.  Shared voting power:

    4,674,620

9.  Sole dispositive power

10. Shared dispositive power:

    4,674,620

11. Aggregate amount beneficially owned by each reporting person:

    4,674,620

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):

    71.3%

14. Type of reporting person:

    CO

                              Page 2 of 13 Pages

                                 SCHEDULE 13D

CUSIP No. 878329-10-1

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    THOMAS K. LANGBEIN

2.  Check the appropriate box if a member of a group:  (a)  [  ]
                                                       (b)  [  ]

3.  SEC use only:

4.  Source of funds:

    00

5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:
    USA

7.  Sole voting power:

    80,000

8.  Shared voting power:

    4,674,620

9.  Sole dispositive power:

    80,000

10. Shared dispositive power:

    4,674,620

11. Aggregate amount beneficially owned by each reporting person:

    4,854,620

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):
    72.9%

14. Type of reporting person:
    IN

                               Page 3 of 13 Pages

Item 1.  Security and Issuer
------   -------------------

    Title of Security:   Common Stock, $.01 par value ("Common Stock")

    Principal executive  Techdyne, Inc., 2230 West 77th Street,
    offices of issuer:   Hialeah, Florida 33016

Item 2.  Identity and Background
------   -----------------------

    (a) Medicore, Inc., a Florida corporation ("Medicore"), manufacturers and distributes medical products, and through its 71.3% owned public subsidiary, Techdyne, Inc. (the "Issuer"), is an international contract manufacturer of electronic, electro-mechanical products primarily for the data processing, telecommunications, food preparation equipment and instrumentation industries; and through its 60% owned public subsidiary Dialysis Corporation of America ("DCA"), operates kidney dialysis treatment centers.

    (b)  Executive Offices:      2337 West 76th Street
                                 Hialeah, Florida 33016

                                 777 Terrace Avenue
                                 Hasbrouck Heights, NJ 07604

         Electronics Facilities: 2230 and 2200 West 77th Street
                                 Hialeah, Florida

                                 800 Paloma Drive
                                 Round Rock, Texas

                                 Techdyne (Scotland) Limited
                                 Houston Industrial Estate
                                 6C Grange Road
                                 Livingston, EH59 5DY
                                 Scotland

                                 Route 495 Commerce Park
                                 Milford, Massachusetts

                                 Lytton Incorporated
                                 1784 Stanley Avenue
                                 Dayton, Ohio

                               Page 4 of 13 Pages

            Dialysis Facilities: 27 Miller Avenue        1450 E. Chesnut Ave.
                                 Lemoyne, Pennsylvania   Vineland, NJ (80%
                                                         owned)

                                 14 Tioga Street         675 Highway 72
                                 Wellsboro, Pennsylvania Manahawkin, NJ

                                 101 Noble Blvd.         3564 A. North Crossing
                                 Carlisle, Pennsylvania  Circle
                                                         Valdosta, GA (70%
                                                         owned)

                                 765 5th Avenue          524 Carswell Street
                                 Chambersburg, PA        Homerville, GA

                                 1037 Medical Building
                                 Conneaut Street
                                 Bowling Green, OH (40% owned)

    (c) The name, business address and principal occupation of each executive officer, director and controlling person of Medicore are set forth in Schedule 1 attached hereto.

    (d) Neither Medicore, nor to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Neither Medicore, nor to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Co-Filer:

    (a)  Thomas K. Langbein ("Langbein")

    (b)  c/o Medicore, Inc.
         777 Terrace Avenue
         Hasbrouck Heights, NJ 07604

    (c)  See Schedule 1 attached hereto.

    (d), (e) No criminal or civil proceedings during the last five years.

    (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Medicore has been financing the Issuer since Medicore acquired it in 1982. In April, 1995 the Issuer gave Medicore a convertible demand promissory note (the "Note") in the amount of $4,503,166 with interest at 5.7% annually for outstanding indebtedness of the Issuer to Medicore at that time. The Note is convertible at Medicore's option in increments of $10,000 or multiples thereof for principal

                               Page 5 of 13 Pages
amounts and accrued interest then outstanding at the conversion price of $1.75 per share of Common Stock of the Issuer. On September 30, 1999, Medicore converted the Note balance, which amounted to $2,531,942, including accrued interest, into 1,446,823 shares of the Issuer's Common Stock, resulting in an increase in Medicore's ownership interest in Issuer.

     Langbein owns 80,000 shares of Common Stock and an option for 100,000 shares of Common Stock (see Schedule 2). Langbein has indirect beneficial interest in the Issuer's Common Stock by virtue of his position as Chairman of the Board of Directors, Chief Executive Officer and President of Medicore and Chairman of the Board and Chief Executive Officer of the Issuer. Langbein disclaims any beneficial ownership of the Issuer through Medicore except through his proportional ownership interest in Medicore. See Item 5 below.

Item 4.  Purpose of Transaction
------   ----------------------

     Medicore beneficially owns approximately 71.3% of the Issuer, which represents a significant controlling ownership interest in the Issuer. Medicore has maintained a controlling interest since it acquired the Issuer in 1982. Other than transactions in the ordinary course of business and other matters that may be periodically brought before and dealt with by the Issuer's Board of Directors and Audit Committee, three of its five directors holding the same position in Medicore, presently there are no plans or proposals by Medicore or Langbein for any extraordinary corporate transactions relative to the Issuer as a result of the conversion of the Note by Medicore for the additional 1,446,323 shares of Common Stock that would result in a corporate change of control. However, Medicore is currently negotiating a potential sale of 51% of Issuer's stock. See Item 6, below.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) Medicore is the beneficial owner of 4,674,620 (71.3%) shares of the Issuer's Common Stock. Langbein is the beneficial owner of 180,000 shares of Common Stock, 100,000 shares obtainable upon exercise of the Issuer's options, which ownership is exclusive of the aforementioned shares owned by Medicore of which Langbein is deemed a beneficial owner by virtue of his positions with Medicore including his approximately 23.2% stock ownership of Medicore. See
Item 3 above.

     (b) Medicore may be deemed to have shared voting and investment power with Langbein by virtue of his positions with Medicore and the Issuer and his share ownership of Medicore, except for Langbein's 180,000 shares of Common Stock, 100,000 obtainable upon exercise of the Issuer's options. See Item 3 above and Schedule 2 attached.

     (c) Other than negotiations mentioned in Item 6, below, no transaction in the Common Stock of the Issuer was effected during the past 60 days by Medicore, Langbein, or any of Medicore's executive officers, directors or controlling persons.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,674,620 shares of Common Stock of the Issuer owned by Medicore. Certain officers and directors of Medicore by virtue of their position with and share ownership of Medicore, including Langbein, may be deemed indirect beneficial owners of the Issuer's shares owned by Medicore. Such officers and directors disclaim any such indirect beneficial ownership and the receipt or power to direct the receipt of dividends on or proceeds from the power to direct the receipt of dividends on or proceeds from the sale of the Issuer's Common Stock owned by Medicore. See Schedule 2.

                               Page 6 of 13 Pages

     (e)  Not applicable.

     The amount and percentage of Common Stock of the Issuer beneficially owned by the executive officers, directors and controlling persons of Medicore is set forth in Schedule 2 attached.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Neither Medicore, Langbein, nor to the best of the Issuer's knowledge, any of the parties listed on Schedule 1, has any contract, arrangement, understanding or relationship with respect to the securities of the Issuer, including but not limited to any contract, arrangement. understanding or relationship covering the transfer or the voting of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans or the giving or withholding of proxies, except for options to purchase Common Stock of the Issuer as set forth on Schedule 2 under certain plans approved by the Issuer's Board of Directors; and except for the negotiation for the proposed sale by Medicore of approximately 72% of its equity interest of the Issuer's stock, which represents 51% of the Issuer's outstanding shares, to a foreign corporation in a similar business as is the Issuer. Such sale is subject to completing a stock purchase agreement and approval of Medicore's shareholders.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     (a) Joint filing statement dated February 8, 2001.

     (b) Form of 1997 Non-Qualified Stock Option Plan (incorporated by ref-erence to the Issuer's Current Report on Form 8-K dated June 24, 1997, Item 7(c)(4)(i)).*

-------------------------

*  Documents incorporated by reference not included as Exhibits.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MEDICORE, INC.

                                      /s/ Thomas K. Langbein

                                   By:-------------------------------
                                      THOMAS K. LANGBEIN,
                                      Chairman of the Board, Chief
                                      Executive Officer and President

                                   THOMAS K. LANGBEIN

                                      /s/ Thomas K. Langbein

                                   By:-------------------------------
                                      THOMAS K. LANGBEIN, Individually

Dated:  February 8, 2001

                               Page 7 of 13 Pages

                                                                   Exhibit (a)

                            JOINT FILING STATEMENT

MEDICORE, INC. and its Chairman of the Board of Directors, Chief Executive Officer and President, THOMAS K. LANGBEIN, agree that Amendment No. 6 to
Schedule 13D with respect to securities ownership interest in TECHDYNE, INC. is filed on behalf of each of them, and the completeness and accuracy of the information provided in Amendment No. 6 to the Schedule 13D relates to each such person, and neither MEDICORE, INC. nor THOMAS K. LANGBEIN is responsible for the completeness or accuracy of any information contained in Amendment No. 6 to the Schedule 13D relating to the other person making the filing, except to the extent such person knows or has reason to believe that such information is inaccurate.

                                       MEDICORE, INC.

                                          /s/ Thomas K. Langbein

                                       By:-----------------------------------
                                          THOMAS K. LANGBEIN,
                                          Chairman of the Board, Chief
                                          Executive Officer and President

                                       THOMAS K. LANGBEIN

                                          /s/ Thomas K. Langbein

                                       By:-----------------------------------
                                          THOMAS K. LANGBEIN, Individually

Dated: February 8, 2001

                               Page 8 of 13 Pages

                                                                    SCHEDULE 1

                 INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS,
                DIRECTORS AND CONTROLLING PERSONS OF MEDICORE, INC.

     The following sets forth the name, business address and principal occupation for the past five years of each executive officer, director and controlling person of Medicore, Inc. Each is a United States citizen.

                                   Current Position
Name                    Age   and Areas of Responsibility  Position Held Since
----                    ---   ---------------------------  -------------------

Thomas K. Langbein(3)*   55   Chairman of the Board of            1980
                              Directors, Chief Executive
                              Officer and President

Seymour Friend(3)**      79   Vice President                      1981
                              Director                            1975

Daniel R. Ouzts**        53   Vice President (Finance)            1986
                              and Controller                      1983

Peter D. Fischbein(1)*   61   Director                            1984

Lawrence E. Jaffe(2)*    61   Director                            2000

Anthony C. D'Amore(2)*   69   Director                            1979

Robert P. Magrann(2)***  56   Director                            1997

-------------------

(1) Class 1 director; term ends in 2002.
(2) Class 2 director; term ends in 2003.
(3) Class 3 director; term ends in 2001.

     Thomas K. Langbein was appointed as Chairman of the Board of Directors, Chief Executive Officer and President of Medicore in 1980. Mr. Langbein is the Chairman of the Board and the Chief Executive Officer of most of Medicore's subsidiaries including the Issuer (since 1990) and in which subsidiary he has been a director since it was acquired by Medicore in 1982. He is also a director of Lytton Incorporated, an Ohio electronics and electro-mechanical manufacturer acquired by the Issuer in July, 1997, and of the Issuer's foreign subsidiary, Techdyne (Scotland). Mr. Langbein is Chairman of the Board and Chief Executive Officer of DCA. Mr. Langbein is President, sole shareholder and director of Todd & Company, Inc. ("Todd"), a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Mr. Langbein devotes most of his time to the affairs of Medicore, the Issuer and DCA.

     Seymour Friend is a real estate investor and devotes a portion of his time to the affairs of Medicore.

     Daniel R. Ouzts, a certified public accountant, joined Medicore in 1980 as Controller of its plasma division. In 1983 he became Controller of Medicore and DCA, and in 1986 became Vice

                               Page 9 of 13 Pages

President of Finance of Medicore and the Issuer. Mr. Ouzts also serves as Controller for the Issuer since 1986. In June, 1996, Mr. Ouzts was appointed Vice President of Finance and Treasurer of DCA.

     Lawrence E. Jaffe is 61 years of age, and is counsel and Secretary to the Issuer. He is also counsel and Secretary to the Issuer's two public subsidiaries, Techdyne, Inc. and Dialysis Corporation of America ("DCA"). Mr. Jaffe is a member of the law firm of Jaffe Freedman & Hait, LLC. He has a beneficial ownership of 3.3% of the Issuer (includes options for 175,000 shares), 4% of DCA, and less than 1% of Techdyne. Mr. Jaffe receives a substantial portion of his professional fees from the Issuer and its two public subsidiaries.

     Peter D. Fischbein is an attorney who has from time to time represented Medicore, the Issuer, Viragen, Inc., a former subsidiary of Medicore, and Todd. Mr. Fischbein is also a director of Viragen (since 1981) and the Issuer (since 1985). Mr. Fischbein is a general partner of several limited partnerships engaged in real estate development.

     Anthony C. D'Amore is also a director of the Issuer and is registered as a part-time account executive with Todd, but has not been active in the brokerage business for many years. Mr. D'Amore was the owner of an insurance agency, the A.C. D'Amore Agency, Inc., which he sold in 1992, and from whom Medicore and the Issuer and their subsidiaries purchase much of their insurance at rates competitive with unaffiliated third parties. Mr. D'Amore continues to receive commissions with respect to such insurance.

     Robert P. Magrann has been a senior executive and general manager at major national and international food distributors. From 1991 to 1994, Mr. Magrann was Executive Vice President of E. J. Brach Corporation and from 1994 to 1996 he was Senior Vice President at Borden, Inc., both of which positions entailed management supervision and responsibility for marketing, sales and public relations. In September, 1996, Mr. Magrann became affiliated with Tetley USA, Inc., a beverage producer and distributor, with whom he holds the position of Senior Vice President, Sales for its North America Food Group.

     There are no family relationships among any of the officers or directors of the Company.

------------------------

*     c/o Medicore, Inc.
      777 Terrace Avenue
      Hasbrouck Heights, New Jersey  07604

**    c/o Medicore, Inc.
      2337 West 76th Street
      Hialeah, Florida  33016

***   120 Stillson Road
      Fairfield, Connecticut  06432-3212

                               Page 10 of 13 Pages

                                                                    SCHEDULE 2

                  INTEREST IN THE COMMON STOCK OF THE ISSUER BY
                  EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
                          SHAREHOLDERS OF MEDICORE, INC.

     The following table sets forth as of February 8, 2001, the names and beneficial ownership of the common stock, $.01 par value ("Common Stock") of Medicore and of the Issuer by the executive officers, directors and signifi-cant persons to Medicore.


                               Amount and Nature of Beneficial Ownership(1)
                            --------------------------------------------------
                             Medicore                 Techdyne
                              Common                   Common
Name                          Stock       %(2)(3)      Stock           %(3)(4)
----                          -----       ------       -----           ------

Medicore, Inc.                    --          --     4,674,620         71.3%(5)

Thomas K. Langbein
   with Medicore            1,323,009(6)    23.2%    4,854,620(3)(7)   72.9%

Seymour Friend                432,705(8)     7.6%       31,333(9)        *

Daniel R. Ouzts               111,050(10)    1.9%       25,000(11)       *

Peter D. Fischbein            176,219(12)    2.6%       55,000(13)      1.1%

Anthony C. D'Amore            273,890(8)     4.8%       40,000(14)       *

Robert P. Magrann              84,000(15)     *            --            --

Lawrence E. Jaffe             195,075(16)    3.4%       50,000(17)

-------------------------

* less than 1 %

(1) Based upon information furnished to the Issuer and Medicore by either the directors and officers or obtained from the stock transfer books of the Issuer or Medicore. The Issuer and Medicore is informed that these persons hold sole voting and dispositive power with respect to the shares of Common Stock except as noted herein.

(2) Based on 5,710,540 shares outstanding. Does not include 855,000 shares of Common Stock underlying options granted in July, 2000 under Medicore's 1989 Stock Option Plan, which are registered and exercisable at $2.38 per share and 475,000 options granted in February, 2000, under the 2000 Stock Option Plan, exercisable at $3.25 per share. See Note (3).

(3) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days of February 8, 2001 is deemed to be outstanding for purposes of computing the

                               Page 11 of 13 Pages
     percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4) Based on 6,556,990 Issuer shares outstanding. Does not include (i) 454,000 shares underlying options granted under the 1997 Option Plan; or
     (ii) 6,250 shares granted to a consultant.

(5) Medicore owns 4,674,620 shares of Techdyne (approximately 71.3%). Officers and directors of Medicore, including those directors of Medicore and Techdyne who may be shareholders of each company, except Thomas K. Langbein (see Note (7)), disclaim any indirect beneficial ownership of the Issuer's Common Stock through Medicore's 71.3% ownership of the Issuer.

(6) Includes 250,000 shares of Common Stock underlying options granted under the 2000 Stock Option Plan, and 300,000 non-qualified options granted under the 1989 Plan. Does not include (i) 51,400 shares each held in the names of Mr. Langbein's two children who are of majority age; and (ii) an option to acquire up to 400,000 shares of Common Stock in lieu of a lump sum payment, which option is not presently exercisable except in the event of a change in control of Medicore. See Note (2).

(7) Includes (i) Medicore's 4,674,620 share ownership of the Issuer, by virtue of his position with Medicore and the Issuer and his Common Stock ownership of Medicore, which may deem Mr. Langbein to have beneficial ownership of such shares through shared voting and investment power with respect to Medicore's ownership of the Issuer; Mr. Langbein disclaims such entire beneficial ownership, but for his proportionate interest, approximately 1,084,512 shares of the Issuer (16.54%); and
     (ii) the Issuer's options for 100,000 shares.

(8) Includes (i) 75,000 shares of Common Stock underlying options granted under the 2000 Stock Option Plan, and (ii) 50,000 shares underlying the options granted under the 1989 Plan. See Note (2).

(9) Includes the Issuer's options for 5,000 shares granted under the 1997 Plan. Excludes approximately 355,271 (5.4%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).

(10) Includes (i) 25,000 shares of Common Stock underlying options granted under the 2000 Plan, and (ii) 45,000 non-qualified options granted under the 1989 Plan. See Note (2).

(11) Includes 15,000 options granted under the 1997 Plan. Excludes approxi-mately 88,818 (1.4%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect bene-ficial ownership is disclaimed. See Note (5).

(12) Includes (i) 100,000 shares held in trust for his infant son for which Mr. Fischbein's wife is trustee; Mr. Fischbein disclaims beneficial interest in these 100,000 shares; and (ii) 25,000 shares of Common Stock underlying options granted under the 2000 Stock Option Plan, and (iii) 50,000 shares of common stock underlying options granted under the 1989 Plan. See Note (2). Does not include 287,382 shares of Common Stock owned by his wife in which shares, based on her financial independence, Mr. Fischbein disclaims beneficial interest.

(13) Includes the Issuer's options for 15,000 shares granted under the 1997 Plan. Excludes approximately 121,540 (1.8%) shares that may be deemed indirectly beneficially owned through

                               Page 12 of 13 Pages

     Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).

(14) Includes the Issuer's options for 15,000 shares granted under the 1997 Plan. Excludes approximately 224,381 (3.4%) shares that may be deemed indirectly beneficially owned through Medicore's ownership of the Issuer, which indirect beneficial ownership is disclaimed. See Note (5).

(15) Includes (i) 35,000 shares of Common Stock underlying options granted in June, 1997 pursuant to Medicore's 1989 Stock Option Plan exercisable at $3.75 per share, the fair market value on the date of grant, reduced to $2.38, the fair market value on the repricing date of September 10, 1997 to be equivalent with the other directors' options (see Note (2)); (ii) 15,000 options granted under the 1989 Plan exercisable at $1.38; and
     (iii) 25,000 non-qualified options under the 2000 Plan.

(16) Does not include 136,500 shares held by Mr. Jaffe's children, all of majority age and living independently. Includes (i) 75,000 non-qualified options under the 2000 Plan, and (ii) 100,000 non-qualified options under the 1989 Plan.

(17) Includes the Issuer's options for 20,000 shares granted under the 1997
     Plan.

                               Page 13 of 13 Pages